

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 19, 2018

John M. Freeman
Senior Vice President,
General Counsel & Corporate Secretary
McDermott International, Inc.
4424 West Sam Houston Parkway North
Houston, Texas 77041

> **Re:** **McDermott International, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed March 2, 2018**
> **File No. 333-222622**

Dear Mr. Freeman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 21, 2018 letter.

The Exchange Offer

The Exchange Offer, page 151

1. We are continuing to evaluate your response to our prior comment 29, and may have additional follow-up comments at a later date. Notwithstanding your belief that a change in the exchange ratio resulting from the Reverse Stock Split would not constitute a material change under Rules 14d-3(b)(1), 14d-6(c), 14d-4(d)(2)(ii) and 14e-1(b) given the presumed absence of economic impact on the value of the consideration, please reconcile your response with the requirement under Item 4 of Schedule TO and Item 1004(a)(1)(ii) of Regulation M-A that the type and amount of consideration offered to security holders be disclosed.

Unaudited Pro Forma Combined Financial Statements, page 166

Note 1 – Business Combination Agreement with Chicago Bridge & Iron Company N.V. ("CB&I"), page 169

2. We note the expanded disclosures you provided in response to comments 33 and 37. Please explain the purpose and resulting accounting consequences of structuring the business combination agreement whereby you first acquire CB&I Technology for a cash payment of $2.65 billion prior to the completion of the Exchange Offer. It appears the subsequent Exchange Offer relates only to the acquisition of the remaining CB&I business. Please explain why we do not note any reference or inclusion of the $2.65 billion purchase price in the consideration presented within Note 3. Please also explain how the $2 billion taxable gain referenced in Note 4(j) is generated and accounted for, and how the CB&I U.S. deferred tax assets are reflected in the pro forma presentations.

Note 3 – Preliminary Purchase Price Allocation, page 170

3. Please expand your discussion of potential changes that may be included in the final allocation to address the asset or liability that you may recognize for the fair value of CB&I's in-process revenue contracts. Please also address this comment for your disclosures in Note 4(e).

4. As previously requested in comment 35 in our letter dated February 21, 2018, please expand your disclosures to discuss the treatment of CB&I's equity awards for the business combination, including the accounting implications. Please refer to your disclosures beginning on page 132 regarding the treatment of equity awards.

Note 4 – Pro Forma Adjustments, page 172

(p) Provision for income taxes, page 176

5. Please provide an explanation for the recognition of $83 million tax benefit for adjustments that increase the pro forma loss before provision for income taxes and an explanation for the $785 million pro forma income tax expense on pro forma loss before provision for income taxes of $546 million.

Material Tax Consequences of the Combination, page 196

6. We note your response to comments 42 and 43 of our letter dated February 21, 2018. It is possible that the combination will be tax-free, which would be material to investors and require that you file a tax opinion that meets the requirements of Item 601(b)(8) of Regulation S-K and Staff Legal Bulletin 19. Please file a tax opinion as an exhibit to the filing or provide us your analysis detailing why you believe the tax consequences of the business combination are not material to an investor.

About the Exchange Offer

Until what time can the shares of CB&I Common Stock be withdrawn?, page ALT-6

7. Disclosure on page ALT-6 states that any CB&I shareholder may withdraw its tendered shares after the 40th business day following commencement of the Exchange Offer. Please ensure, upon the commencement of the Exchange Offer, that the referenced 40 business day period does not extend beyond 60 days from the date the Exchange Offer commenced or revise your disclosure to discuss the availability of the statutory withdrawal rights to conform to the standard codified under Section 14(d)(5) of the Exchange Act.

Summary

Selected Historical Consolidated Financial Information of McDermott, page ALT-28

8. With the exception of the requirement to provide net sales or gross revenue, please tell us how you concluded that your Results of Operations Data complies with the requirements of Item 1010(c)(1) of Regulation M-A and otherwise provided the information specified in Item 1-02(bb)(1)(ii) of Regulation S-X.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Questions relating to the comments regarding the tender offer can be directed to Nicholas Panos, Senior Special Counsel, at (202) 551-3266 or Bryan Hough, Attorney-Advisor, at (202) 551-8625. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or me at (202) 551-3754 with any other questions.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: Ted W. Paris, Esq.
        Jenna E. Levine, Esq.